

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2013

Dean F. Hanley
Foley Hoag LLP
155 Seaport Boulevard
Boston, MA 02210

> **Re:** **CSP Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed January 15, 2013**
> **File No. 000-10843**

Dear Mr. Hanley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Questions and Answers Regarding the Annual Meeting

What if I submit my proxy but do not vote for one or more of the proposals?, page 3

1.   We note your statement that brokers have discretionary authority to vote such shares held in street name on routine matters, but not on non-routine matters, and that broker non-votes will be counted for quorum purposes. We note that according to the participants' proxy statement, brokers will not have discretionary authority to vote shares and that broker non-votes will not be counted towards a quorum. Please revise to reconcile the inconsistencies and also clarify whether brokers will have discretionary authority to vote with respect to each of the matters in the company's proxy statement. Please also advise us as to how the company made its determination regarding broker discretionary authority. Please address this in your response, or revise your disclosure as necessary.

Dean F. Hanley
Foley Hoag LLP
January 17, 2013
Page 2

      Please contact Allicia Lam at (202) 551-3316 or me at (202) 551-3411 with any questions.

      Sincerely,

      /s/ Peggy Kim

      Peggy Kim
      Special Counsel
      Office of Mergers & Acquisitions